June 13, 2017

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549-3030

Attention: Tom Kluck, Stacie Gorman, Jorge Bonilla and Kristi Marrone

Re:	Boston Omaha Corporation

Registration Statement on Form S-1, as amended (File No. 333-216040)

Form 8-A (File No. 001-38113)

Acceleration Request

Requested Date: June 15, 2017

Requested Time: 4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Boston Omaha Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-216040) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter.

In connection with the acceleration request, the Company hereby requests that the above-referenced Form 8-A (File No. 001-38113) also be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 13, 2017

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gennari Aronson, LLP, by calling Neil H. Aronson at (781) 719-9803, or, in his absence, Joseph B. Ramadei at (781) 719-9813. Thank you for your continued assistance.

Sincerely yours,

/s/ Alex B. Rozek

Alex B. Rozek

Co-Chief Executive Officer

cc:	Neil H. Aronson, Esq., Gennari Aronson, LLP

Joseph B. Ramadei, Esq., Gennari Aronson, LLP

Christopher T. Jensen, Esq., Morgan, Lewis & Bockius LLP